Exhibit 99.3

CONSULTING AGREEMENT

         This Consulting Agreement (the "Agreement") is dated as of September 01, 2002 (the "Effective Date"), and is made by and between Mocha Holdings Limited., a Nevis corporation ("Mocha"), and The Pure Play Media Holdings, Inc., a Nevada corporation ("Client") with respect to certain services provided by Mocha as described herein. The parties hereby agree to the following terms and conditions in connection with such services.

         1. Services. Mocha agrees to assist the Client in connection with its development of a business plan (the "Project").  In the event the Client requests additional services related to the Project, the scope of such additional services shall be as agreed by the parties and shall be governed by this agreement.

         2. Compensation. Mocha's professional fees for the Project shall be US$24,500.00, all of which shall accrue and be paid in full upon completion of the Project. In addition, Client will reimburse Mocha for expenses incurred, which expenses will include external costs such as travel and courier, and other costs such as administrative support, report reproduction and computer support .Compensation for any additional services provided by Mocha relating to the Project shall be as agreed by the parties.

         3. Term. Mocha's services in connection with the Project shall begin on or about September 15, 2002 , and are expected to be completed approximately by November 28, 2002 This agreement shall govern all services provided by Mocha in connection with the Project and any additional services related to the Project as agreed by the parties. Either party may terminate the Project by giving ten (10) days prior written notice to the other. In the event of any such termination, Mocha shall be compensated pro rata for professional fees and expenses incurred with respect to services performed through the effective date of termination in accordance with Section 2, but will not be entitled to any additional compensation.

         4. Confidentiality. Mocha recognizes that certain confidential information concerning the Client will be furnished by the Client to Mocha in connection with the Project (the "Confidential Information").

         Mocha agrees that it will disclose Confidential Information only to those of its directors, officers, employees, advisors or agents who have a need to know such information, or to advisors to the Client. Confidential Information shall not include information that (i) is in the possession of Mocha prior to its receipt of such information from the Client, (ii) is or becomes publicly available other than as a result of a breach of this agreement by Mocha, or (iii) is or can be independently acquired or developed by Mocha without violating any of its obligations under this agreement.

         The Client recognizes and confirms that Mocha (a) will use and rely primarily on the Confidential Information and on information available from public sources in performing the services contemplated by this agreement without having independently verified the same, and (b) does not assume responsibility for the accuracy or completeness of the Confidential Information or such other publicly available information.

         In the event that Mocha receives a request to disclose all or any part of any Confidential Information under the terms of a valid and effective subpoena or order issued by a court of competent jurisdiction, judicial or administrative agency or by a legislative body or committee, such disclosure by Mocha shall not constitute a violation of this Agreement provided that Mocha (a) promptly notifies Client of the existence, terms and circumstances surrounding such request, (b) consults with Client on the advisability of taking available legal steps to resist or narrow such request, and (c) if disclosure of such Confidential Information is required or deemed advisable, exercises its best efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to such portion of the Confidential Information to be disclosed which Client designates.

         5. Use of Mocha Name. In connection with the Project, Mocha may furnish the Client with reports, analyses or other such materials (the "Materials"). The Client understands and agrees that any such Materials will be furnished solely for its internal use and may not be furnished in whole or in part to any other person other than its directors, officers and employees without the prior written consent of Mocha.

         The Client may furnish Materials to its legal counsel, accountants or investment bankers who have been retained by the Client to provide services in connection with the Project and who need to know such information in the performance of such services if (i) the Client informs each such person of the confidential nature of the Materials, (ii) each such person agrees not to disclose the Materials to any other person and to use the Materials solely in connection with the performance of its services to the Client, and (iii) each such person agrees that in connection with discussions with or disclosures to other third parties, it will not attribute any information contained in the Materials to Mocha.

         The Client further agrees not to refer to Mocha or attribute any information to Mocha (i) in the press, (ii) for advertising or promotional purposes, or (iii) for the purpose of informing or influencing any third party, including the investment community, without the prior written consent of Mocha.

         In the event that the Client receives a request to disclose all or any part of any Materials under the terms of a valid and effective subpoena or order issued by a court of competent jurisdiction, judicial or administrative agency or by a legislative body or committee, such disclosure by the Client shall not constitute a violation of this Agreement provided that the Client (a) promptly notifies Mocha of the existence, terms and circumstances surrounding such request, (b) consults with Mocha on the advisability of taking available legal steps to resist or narrow such request, and (c) if disclosure of such Materials is required or deemed advisable, exercises its best efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to such portion of the Materials to be disclosed which Mocha designates.

         Client acknowledges that Mocha may develop for itself, or for others, problem solving approaches, frameworks or other tools or information similar to the Materials and processes developed in performing the Project and any additional Services, and nothing contained herein precludes Mocha from developing or disclosing such materials and information provided that the same do not contain or reflect Confidential Information.

         6. Indemnification. The Client hereby agrees to indemnify and hold harmless (i) Mocha, (ii) any entity directly or indirectly controlling, controlled by, or under common control with, Mocha, or any other affiliates of Mocha or such entities (collectively "Mocha Affiliates"), and (iii) the respective directors, officers, stockholders, agents and employees of Mocha and such entities (collectively, "Indemnified Persons"), from and against all claims, liabilities, losses, damages, and expenses as incurred (including reasonable legal fees and disbursements of counsel and the costs of Mocha professional time), joint or several (including actions or proceedings in respect thereof) (collectively "Losses"), relating to or arising out of: (i) the Project (including without limitation the provision of consulting services), or (ii) any transaction or matter which is related to the subject matter of the Project. The Client shall not, however, be liable under the foregoing indemnity agreement to the extent that any such Losses are determined by an arbitration pursuant to Section 13 or are otherwise finally determined, as the case may be, to have resulted primarily from the gross negligence, willful misconduct or bad faith of any Indemnified Person in connection with the Project. The Client also agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or in tort or otherwise) to the Client or any person claiming through the Client, including without limitation its owners, parents, affiliates, security holders or creditors, for any Losses suffered by the Client or any such other person relating to or arising out of (i) the Project (including without limitation the provision of consulting services), or (ii) any transaction or matter which is related to the subject matter of the Project, and further agrees that Mocha shall be reimbursed for any expenses as incurred by any Indemnified Persons relating to the foregoing (including reasonable legal fees and disbursements of counsel and the costs of Mocha professional time), except to the extent that any such Losses are determined by an arbitration pursuant to Section 13 or are otherwise finally determined, as the case may be, to have resulted primarily from the gross negligence, willful misconduct or bad faith of any Indemnified Person in connection with the Project.

         The Client further agrees that it will not settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is an actual or potential party to such claim, action or proceeding) unless the Client has given Mocha reasonable prior written notice thereof and obtained an unconditional release of each Indemnified Person from all liability arising therefrom, which unconditional release shall not place any non-financial obligations on any Indemnified Person.

         The Client acknowledges and agrees that its obligations hereunder shall be in addition to any rights that any Indemnified Person may have at law or otherwise.

         Upon receipt by Mocha of notice of a claim, action or proceeding in respect of which indemnity may be sought hereunder, Mocha shall promptly notify the Client with respect thereto. If in Mocha's reasonable judgment there is no conflict of interest between Mocha (or any Indemnified Person) and the Client, the Client may at its option assume and control the defense of any litigation or proceeding in respect of which indemnity is sought hereunder with counsel reasonably acceptable to Mocha. If in Mocha's reasonable judgment there is a conflict of interest between Mocha (or any Indemnified Person) and the Client, Mocha shall assume and control the defense of any litigation or proceeding (as it relates to Mocha or any such Indemnified Person) in respect of which indemnity is sought hereunder with counsel reasonably acceptable to the Client. The Client shall not be liable hereunder or otherwise for any settlement of any claim, action or proceeding effected without its written consent, which shall not be unreasonably withheld. Nothing contained herein shall prevent Mocha from retaining, at its own expense, legal counsel of its choice.

         7. Client Acknowledgment. It is the long-standing practice of Mocha to serve multiple clients within industries, including those with opposing economic interests, as well as counter-parties in potential and actual merger, acquisition and alliance transactions. Mocha is committed to maintaining the confidentiality of each client's information (generally as described in this agreement) in all such situations. Accordingly, the Client acknowledges the possibility and agrees that Mocha may have served, may currently be serving or may in the future serve other companies whose interests are adverse to those of the Client, including parties with whom the Client (i) competes; (ii) has a commercial relationship or potential commercial relationship (e.g., suppliers, distributors); (iii) enters into competitive bidding situations; and (iv) enters into or considers entering into merger, acquisition, divestiture, alliance or joint venture transactions.

         8. Independent Contractor. The parties agree that Mocha is an independent contractor to Client and will not be deemed an employee of Client for any purpose whatsoever. Without limiting the foregoing, all income taxes arising from or in connection with professional fees paid by Client to Mocha for the services provided under this Agreement shall be borne by Mocha. Neither party nor such party's directors, officers, employees or agents, shall bind or make any commitment on behalf of the other party.

         9. Survival and Succession. Sections 4, 5 and 6 of this agreement shall survive the completion or termination of the Project and any related services provided by Mocha. Further, this agreement, in its entirety, shall inure to the benefit of and be binding on the successors and assigns of the Client and Mocha.

         10. Assignment. Neither of the parties hereto shall assign or transfer its interest in this Agreement or any portion thereof without the prior written consent of the other party except that (i) Client may assign or transfer its rights and obligations under this Agreement to a subsidiary or entity controlling, controlled by or under common control with Client (an "Affiliate") or to any entity that acquires all or substantially all of the assets of Client or more than 50% of the current outstanding voting stock of Client and (ii) Mocha shall be entitled to assign the right to receive any compensation received hereunder to a third party without the prior written consent of Client, subject to restrictions of applicable law.

         11. Severability. The various provisions and subprovisions of this Agreement are severable and if any provision or subprovision or part thereof is held to be unenforceable by any court of competent jurisdiction, then such enforceability shall not affect the validity or enforceability of the remaining provisions or subprovisions or parts thereof in this Agreement.

         12. Entire Agreement/Governing Law. This Agreement (including Exhibit A) constitutes the entire agreement between the parties and supersedes all prior agreements and understandings, oral and written, and may not be modified or amended except in writing signed by both parties. The laws of the State of

Nevada , excluding that body of law controlling conflicts of law, will govern all disputes arising out of or relating to this Agreement.

         13. Arbitration. Any dispute, controversy or claim arising out of or in connection with, or relating to, this agreement, or the breach, termination or validity thereof, shall be finally settled by arbitration. The arbitration shall be conducted in accordance with the commercial arbitration rules of the American Arbitration Association (the "AAA") in effect at the time of the arbitration, except as they may be modified by mutual agreement of the parties.

         The arbitration shall be conducted by three arbitrators. The party initiating arbitration (the Claimant") shall appoint an arbitrator in its request for arbitration (the "Request"). The other party (the "Respondent") shall appoint an arbitrator within 30 days of receipt of the Request. If by that date either party has not appointed an arbitrator, then that arbitrator shall be appointed promptly by the AAA. The first two arbitrators appointed shall appoint a third arbitrator within 30 days after the Respondent has notified Claimant of the appointment of Respondent's arbitrator or, in the event of a failure by a party to appoint, within 30 days after the AAA has notified the parties of its appointment of an arbitrator on behalf of the party failing to appoint. If the first two arbitrators appointed fail to appoint a third arbitrator within the time period prescribed above, then the AAA shall appoint the third arbitrator.

         The arbitral award shall be in writing, state the reasons for the award, and be final and binding on the parties. The award may include an award of costs, including reasonable attorneys' fees and disbursements. Judgment upon the award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant party or its assets.

         14. Notices. Any notice or other communications required or permitted hereunder shall be sufficiently given if personally delivered to it or sent by registered mail or certified mail, postage prepaid, or by prepaid telegram addressed as follows:

(a)           If to Mocha, to the address as follows:

               Mocha Holdings Limited
                Suite 4 , Temple Building , Prince William & Main Street
                Charlestown , Federation of St.Kitts, Nevis
               Attn: Dan MacMullin

(b)           If to Client, to the address as follows:

               Pure Play Media Holdings, Inc.
                19800 Nordhoff Place
                Chatsworth , California
                USA   91311
               Attn: Richard Arnold

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Or such other addresses as shall be furnished in writing by any party in the manner for giving notices hereunder, and any such notice or communication shall be deemed to have been given as of the date so delivered, mailed or telegraphed.

Pure Play Media Holdings, Inc. By: /s/ Richard Arnold Richard Arnold Title: Secretary, Treasurer, & Director	Mocha Holdings Limited. By: /s/ Dan MacMullin Dan MacMullin Title: Director